MICHAEL A. RAMIREZ

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

May 7, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Initial Registration Statement on Form N-4; Pacific Quest Variable Annuity
File No. 333-250190

Separate Account A of Pacific Life & Annuity Company (811-09203)
Initial Registration Statement on Form N-4; Pacific Quest Variable Annuity
File No. 333-250191

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received on April 12, 2021, received in connection with the above referenced Initial Registration Statements filed on Form N-4 on November 19, 2020, and pre-effective amendment 1 filed on February 10, 2021. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by subsequent pre-effective amendment.

1.	Staff Comment: On page 31, please start a new paragraph with the 4th sentence in the paragraph below the Withdrawal Charge drawdown chart. If accurate, add the following sentence after the first sentence of the new paragraph: “If you take a withdrawal from your Contract, the amount subject to a withdrawal charge is 1) the amount you withdraw plus 2) any amount needed to pay the withdrawal charge.”

Response: We made the requested paragraph edit and added the requested disclosure.

2.	Staff Comment: Please state, if accurate, that the withdrawal request in the “For example” paragraph on page 31 is processed as a gross amount. Also, please state in this example the amount that the Contract Owner would receive as a result of the withdrawal request.

Response: We included the modifications to the example accordingly.

3.	Staff Comment: Underneath the example on page 31, please provide another example similar to the gross example that calculates a withdrawal request processed as a net amount and state what the Contract Owner would receive as a result of the withdrawal request.

Response: We updated the examples of the withdrawal charge calculation accordingly.

I believe the foregoing is responsive to the comments received. If there are any questions, please do not hesitate to reach me at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez